One Williams Center
P.O. Box 2400, MD 37-2
Tulsa, OK 74102-2400
October 26, 2005
Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549-0405
Re:	Apco Argentina Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed on March 14, 2005 Commission file number 0-08933
Dear Ms. Davis:
On behalf of Apco Argentina Inc. (“Apco”), a Cayman Islands corporation, set forth below is our response to the seven comments by the staff of the Division of Corporation Finance received by letter dated October 12, 2005:
Form 10-K for the Fiscal Year Ended December 31, 2004
Unaudited Supplemental Oil and Gas Information, page 38
1. We noted that you have reported a column that totals consolidated and equity interest investment information about oil and gas activities. Please revise your disclosure to remove this columnar total, as it is not contemplated by SFAS 69.
Response:
As shown in the proposed Unaudited Supplemental Oil and Gas Information attachment, we will remove the column labeled “Total” from the following tables of our Form 10-K:
•	Proved Oil, Condensate and Plant Products (page 38)

•	Natural Gas (page 39)

•	Standardized Measure of Discounted future Net Cash Flows (page 40)

•	Well Count and Acreage (page 42)

•	Costs in Acquisitions, Exploration, and Development (page 44)

Oil and Gas Reserves
2. We note your response to the prior engineering comment. Please expand your disclosure to clearly state the portion of your oil and gas reserves that you plan to use to fuel your operations and will not result in the sale to a third party. Additionally, please expand your Standardized Measure of Discounted Future Net Cash Flows disclosure to disclose the amounts reported as future net revenues.
Response:
In the Natural Gas table on page 39 of the 2004 Form 10-K, we propose to disclose the estimated volume of natural gas expected to be consumed for field operations under current methods of operations for each of the years presented in the table. Please refer to the Natural Gas table in the proposed Unaudited Supplemental Oil and Gas Information attachment.
Furthermore, in the Standardized Measure of Discounted Future Net Cash Flows, we propose to disclose the value of the gas consumed for field operations included as future revenue in the line item “Future cash inflows” and included as gas consumption expense in the line item “Future production and development costs” by adding note (6). Please refer to the Standardized Measure of Discounted Future Net Cash Flows table in the proposed Unaudited Supplemental Oil and Gas Information attachment.
Standardized Measure of Discounted Future Net Cash Flows
3. Please revise your captions so that they are consistent with those defined in SFAS 69.
Response:
We will revise our captions to reflect the captions defined in Illustration 5 of SFAS 69. Please refer to the Standardized Measure of Discounted Future Net Cash Flows table in the proposed Unaudited Supplemental Oil and Gas Information attachment.
4. Please remove your subtotal presented before Argentine taxes, as it is not contemplated by SFAS 69. Refer to Illustration 5 of that statement.
Response:
We will remove the subtotal presented before Argentine taxes. Please refer to the Standardized Measure of Discounted Future Net Cash Flows table in the proposed Unaudited Supplemental Oil and Gas Information attachment.
5. Please expand your disclosure to disclose the amount included in future cash inflows and future production and development costs that are attributable to your reserves that you plan to use to fuel your operations and will not result in the sale to a third party.
Response:
As stated in our response to Comment 2, in the Standardized Measure of Discounted Future Net Cash Flows, we propose to disclose the value of the gas consumed for field operations included as future revenue in the line item “Future cash inflows” and included as gas consumption expense in the line item “Future production and development costs” by adding note (6). Please refer to the Standardized Measure of Discounted Future Net Cash Flows table in the proposed Unaudited Supplemental Oil and Gas Information attachment.

6. In addition, please tell us if you are reflecting fuel gas values in your Consolidated Statements of Income in a manner consistent with your Standardized Measure.
Response:
No. We do not reflect fuel gas values as operating revenues in Apco’s Consolidated Statements of Income. The use of natural gas for field operations does not result in a sale. Therefore, no revenue is recognized.
7. Please confirm that the entire 2002 18.5 billion cubic feet adjustment of previous reserve estimates relates to the recognition of natural gas to be consumed in field operations. It is unclear whether this adjustment is netted with other revisions of previous estimates.
Response:
Of the 18.5 BCF of 2002 engineering revisions presented in the column labeled “Total” in the Natural Gas table, 18.7 BCF represents the one time adjustment to recognize as reserves the estimated natural gas to be consumed in field operations. Please refer to the Natural Gas disclosure in the proposed Unaudited Supplemental Oil and Gas Information attachment.
End of Response
We respectfully request to make the proposed changes to the Unaudited Supplemental Oil and Gas Information presented herein beginning with Apco’s 2005 Form 10-K.
If you have any questions concerning the attached responses, please contact me at (918) 573-1616 or by fax (918) 573-5630.
Sincerely,
/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer

PROPOSED
APCO ARGENTINA INC.
UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION
Oil and Gas Reserves
The following table summarizes, for each of the years presented, changes in quantities, and balances of net proved oil, condensate and plant product reserves for all the Company’s interests in Argentina as estimated by the Company’s independent reserve engineers:
Proved Oil, Condensate and Plant Products

	(Millions of Barrels)
		Equity
	Consolidated	Interest
	Interests	Petrolera

December 31, 2001	11.2	11.8
Revisions of previous estimates: Engineering revisions	0.7	0.8
Extensions and discoveries	0.2	0.2
Acquisition of reserves	—	1.9
Production	(0.9)	(0.9)

December 31, 2002	11.2	13.8

Proved developed as of December 31, 2002	6.7	8.3
Proved undeveloped as of December 31, 2002	4.5	5.5

December 31, 2002	11.2	13.8
Revisions of previous estimates: Engineering revisions	(0.3)	(0.4)
Extensions and discoveries	0.4	0.5
Acquisition of reserves	—	0.5
Production	(0.9)	(1.2)

December 31, 2003	10.4	13.2

Proved developed as of December 31, 2003	6.5	8.2
Proved undeveloped as of December 31, 2003	3.9	5.0

December 31, 2003	10.4	13.2
Revisions of previous estimates: Engineering revisions	—	(0.1)
Extensions and discoveries	0.6	0.7
Production	(1.0)	(1.2)

December 31, 2004	10.0	12.6

Proved developed as of December 31, 2004	6.0	7.5
Proved undeveloped as of December 31, 2004	4.0	5.1

APCO ARGENTINA INC.
UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION (Continued)
The following table summarizes, for each of the years presented, changes in quantities, and balances of net proved natural gas reserves for all the Company’s interests in Argentina as estimated by the Company’s independent reserve engineers:
Natural Gas

	(Billions of Cubic Feet)
		Equity
	Consolidated	Interest
	Interests	Petrolera

December 31, 2001	31.5	20.3
Revisions of previous estimates: Engineering revisions	8.5	10.0
Acquisition of reserves	—	4.3
Production	(4.0)	(3.7)

December 31, 2002	36.0	30.9

Proved developed as of December 31, 2002	28.6	26.4
Proved undeveloped as of December 31, 2002	7.4	4.5

December 31, 2002	36.0	30.9
Revisions of previous estimates: Engineering revisions	1.5	0.4
Extensions and discoveries	0.3	0.4
Acquisition of reserves	—	1.2
Production	(3.8)	(3.6)

December 31, 2003	34.0	29.3

Proved developed as of December 31, 2003	30.7	25.0
Proved undeveloped as of December 31, 2003	3.3	4.3

December 31, 2003	34.0	29.3
Revisions of previous estimates: Engineering revisions	3.3	3.9
Extensions and discoveries	1.6	0.6
Production	(3.8)	(3.8)

December 31, 2004	35.1	30.0

Proved developed as of December 31, 2004	29.8	24.8
Proved undeveloped as of December 31, 2004	5.3	5.2

A portion of the total Entre Lomas natural gas reserves are consumed in field operations. In 2002, engineering revisions include amounts of 8.6 bcf and 10.1 bcf for the Consolidated interests and the Equity interest, respectively, that represent one-time adjustments to recognize as reserves the estimated natural gas to be consumed in field operations and not available for sale to a third party. At December 31, 2003, and 2004, the volumes of natural gas reserves estimated to be consumed in field operations included as proved natural gas reserves within the Consolidated interests were 14.5 bcf and 12.4 bcf, respectively, and within the Equity interest were 18.8 bcf and 16.1 bcf ,respectively.
The preceding two tables of changes in quantities and balances of net proved oil, condensate and plant products reserves and of net proved natural gas reserves do not include estimates of reserves acquired by the Company as a result of its purchase on February 10, 2005 of shares in Rio Cullen — Las Violetas S.A.
There were no estimates of total proved net oil or gas reserves filed with any other United States Federal authority or agency during 2004.

APCO ARGENTINA INC.
UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION (Continued)
Standardized Measure of Discounted Future Net Cash Flows
The following table summarizes as of December 31, for each of the years presented, the standardized measure of discounted future net cash flows from proved oil and gas reserves that could be produced from all of the concessions in which the Company holds interests in Argentina:

	(Millions of U.S. Dollars) (5)
		Equity
	Consolidated	Interest
	Interests	Petrolera

As of December 31, 2004
Future cash inflows (1,2,6)	$344	$425
Future production and development costs (3,6)	(137)	(168)
Future income tax expenses (4)	(66)	(83)

Future net cash flows	141	174
10% annual discount for estimated timing of cash flows	(51)	(63)

Standardized measure of discounted future net cash flows	$90	$111

As of December 31, 2003
Future cash inflows (1,2,6)	$309	$385
Future production and development costs (3,6)	(125)	(156)
Future income tax expenses (4)	(58)	(74)

Future net cash flows	126	155
10% annual discount for estimated timing of cash flows	(49)	(59)

Standardized measure of discounted future net cash flows	$77	$96

As of December 31, 2002
Future cash inflows (1,2,6)	$323	$392
Future production and development costs (3,6)	(115)	(137)
Future income tax expenses (4)	(80)	(101)

Future net cash flows	128	154
10% annual discount for estimated timing of cash flows	(52)	(63)

Standardized measure of discounted future net cash flows	$76	$91

(1)	Estimates are made of quantities and timing of future production of oil and gas reserves.

(2)	Estimates of gross revenues from sales are made using prices in effect at December 31 for each year presented. The year-end per barrel oil price for 2004 was $31.39, as compared with $28.24 and $28.12 for 2003 and 2002 respectively. Gas prices for all years are based on gas sales contracts in effect during the respective years.

(3)	Estimated production, transportation, marketing and development costs are based on the current cost of similar services and include all future capital expenditures.

(4)	Estimated taxes consider all taxes to which the Company is subject in Argentina.

(5)	Conversion of U.S. dollars is made utilizing the rate of exchange at December 31 for each of the years presented.

(6)	Values for natural gas consumed in field operations are included both as revenues in Future cash inflows and as gas consumption expense in Future production and development costs. For the years 2002, 2003 and 2004, the amounts attributable to gas consumption values included in Consolidated Interests are $4 million, $9 million and $12 million, respectively, and in Equity Interest are $6 million, $11 million and $16 million, respectively.
Discounted future net cash flows presented herein may not be reliable due to the difficulty of estimating remaining recoverable reserves. Estimates of oil and gas reserves and rates of future production are inherently imprecise and change over time, as new information becomes available. As a result, subsequent revisions of the quantity and valuation of proved reserves may be significant.

APCO ARGENTINA INC.
UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION (Continued)
Well Count and Acreage
The total gross and net well count from all acreage in which the Company has an interest is as follows:
For the year ended December 31, 2004

		Net	Net Equity
		Consolidated	Interest
	Gross	Interests	Petrolera

Oil	330	76	96
Gas	26	6	6
Injection or water	143	34	42
Inactive or abandoned	86	24	17

Total	585	140	161

For the year ended December 31, 2003

		Net	Net Equity
		Consolidated	Interest
	Gross	Interests	Petrolera

Oil	311	70	91
Gas	25	5	6
Injection or water	137	32	41
Inactive or abandoned	87	27	16

Total	560	134	154

The Company currently holds interests in three concessions with a total surface area of 569,142 gross acres, 176,513 acres net to the Company (121,769 net acres pertaining to its consolidated interests, 54,744 net acres to its equity interest in Petrolera). Developed acreage in the three concessions totals 53,084 gross acres, 22,548 acres net to the Company (9,936 net acres pertaining to its consolidated interest, 12,612 net acres to its equity interest in Petrolera). Undeveloped acreage in the three concessions totals 516,058 gross acres, 153,966 acres net to the Company (111,833 net acres pertaining to its consolidated interests, 42,133 net acres to its equity interest in Petrolera).

APCO ARGENTINA INC.
UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION (Continued)
Costs Incurred in Acquisitions, Exploration, and Development
The following table details total expenditures for acquisitions, exploration, and development made by the Company during the current and two previous years:

	(Millions of U.S. Dollars)
		Equity
	Consolidated	Interest
	Interest	Petrolera
For the year ended December 31, 2004
Exploration	2	—
Development	5	7
Workovers	1	2

Total	$8	$9

For the year ended December 31, 2003
Acquisition	$—	$2
Exploration	1	1
Development	3	4
Workovers	1	1

	$5	$8

For the year ended December 31, 2002
Acquisition	$—	$7
Development	3	3
Workovers	1	1

Total	$4	$11